UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File No. 1-13726

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHESAPEAKE ENERGY CORPORATION
6100 North Western Avenue
Oklahoma City, OK 73118

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Index

Note:
Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at the End of Year) and Schedule of Reportable Transactions as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at the End of Year) and Schedule of Reportable Transactions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Oklahoma City, Oklahoma
June 28, 2016

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets:
Investments at fair value (See Note 3)	$444,547,085	$586,089,506
Investments at contract value (See Note 4)	31,177,384	31,101,136
Receivables:
Notes receivable from participants	7,076,853	7,506,456
Employee contributions	—	6,330
Employer contributions	—	5,147
Dividends	—	1,007,421
Total assets	482,801,322	625,715,996

Liabilities:
Accrued administrative expenses	45,306	27,500
Total liabilities	45,306	27,500
Net assets available for benefits	$482,756,016	$625,688,496

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015
Investment income (loss):
Dividends and interest	$10,461,990
Interest on notes receivable from participants	363,146
Net depreciation in fair value of investments	(181,140,626)
Total investment loss	(170,315,490)

Contributions:
Employer	51,001,067
Participants	57,059,124
Total contributions	108,060,191
Total additions	(62,255,299)

Deductions:
Benefits paid to participants	(80,256,129)
Administrative expenses	(310,767)
Total deductions	(80,566,896)

Transfers (see Note 1):
Net transfers out	(110,285)

Net decrease in net assets available for benefits	(142,932,480)

Net assets available for benefits:
Beginning of year	625,688,496
End of year	$482,756,016

The accompanying notes are an integral part of these financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements

1.	Description of the Plan
The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan").
General and Eligibility
The Plan is a defined contribution plan that covers all eligible employees of Chesapeake Energy Corporation (Chesapeake) and its subsidiaries (collectively with Chesapeake, the “Company”), except for hourly employees of Chesapeake Appalachia, L.L.C., a wholly owned subsidiary of Chesapeake, who are members of the United Steel Workers of America Union. An employee becomes an active participant on the earliest date on which that individual becomes an eligible employee. An eligible employee is at least 18 years of age on his or her first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The plan administrator is a committee of Chesapeake employees who are appointed by and serve at the direction of Chesapeake (the “Benefits Committee”). The Benefits Committee is responsible for administration of the Plan, except for duties related to selecting and monitoring the investment options provided under the Plan. The selection and monitoring of investment options, and related functions, is the responsibility of a separate committee of Chesapeake Employees who are appointed by and serve at the direction of Chesapeake (the “Investment Committee”).
Principal Trust Company, an affiliate of Principal Financial Group (Principal), served as the trustee and record keeper for the plan through September 30, 2015. Effective October 1, 2015, Fidelity Management Trust Company (Fidelity), serves as trustee and record keeper for the Plan.
Effective March 31, 2014, April 12, 2014 and August 8, 2014, the Plan was amended to change the vesting percentage to 100% for those employees who became employed by companies that purchased assets sold by the Company. Effective January 1, 2015, the Plan was amended to enable participants to decide on investment direction of all contributions in the Plan. Prior to January 1, 2015, Chesapeake directed the investment of matching contributions and Employee Stock Ownership Plan (ESOP) discretionary contributions. In addition, effective January 1, 2015, the Plan was amended to enable participants to immediately diversify out of matching contributions and ESOP discretionary contributions invested in employer securities. Prior to January 1, 2015, a participant had to wait until they were age 55 or had completed three years of vesting service.
Transfers
Due to the Company's acquisition or divestiture activity as well as employee status changes, assets may transfer in to or out of the Plan. These transfers are shown as net transfers on the Statement of Changes in Net Assets Available for Benefits. There was $110,285 of net transfers out for employee status changes during the year ended December 31, 2015.
Contributions
Each year, participants may contribute up to 75% of pre-tax annual salary compensation and up to 100% of performance-related bonus compensation, as defined by the Plan, subject to certain limitations ($18,000 in 2015). Participants who are age 50 and above may elect to make additional “catch-up” contributions, limited to $6,000 in 2015. Participants may also contribute amounts representing rollover distributions from other qualified plans.
The Company matches 100% of participant contributions up to 15% of participant eligible compensation. The Company's matching contributions totaled $51,001,067 in 2015. Profit-sharing contributions may be made at the discretion of the Company. Contributions are subject to certain annual limitations under the Internal Revenue Code of 1986, as amended (the "Code"). No discretionary profit-sharing contributions were made in 2015.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The Company’s matching contributions are made in cash. Participants can direct the contributions for investment in any of the investment options available to the Plan under or through the Plan documents, and may request the transfer of amounts resulting from those contributions between such investment options.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan investment income (loss). Allocations are based on participant investment income (loss) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Vesting
Participants are immediately vested in their personal contributions plus actual earnings thereon. Vesting of the Company's matching and profit-sharing contributions plus actual earnings thereon is based on years of credited service or retirement at or after age 65. A participant becomes 100% vested after five years of credited service under a graded vesting schedule.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate of prime plus 1% at the time of loan origination. The prime rate as of December 31, 2015 was 3.5%. Principal and interest are paid ratably through payroll deductions. Interest rates on loans outstanding as of December 31, 2015 ranged from 3.25% to 7.25%, with loans maturing at various dates through 2025.
Upon termination, participants may choose to pay the loan in full within 60 days, set up direct deposit to continue paying back the loan, or default on the loan.
If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. During 2015, total deemed distributions were $4,892.
Payment of Benefits
Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or have the value rolled over to another qualified plan or IRA. Participants may elect to have the value of investments vested in Chesapeake common stock paid in cash or shares of common stock.
Amounts Forfeited
Forfeited non-vested amounts are generally used to pay administrative expenses of the Plan or to reduce future Company contributions into the Plan. Unallocated forfeited non-vested accounts totaled $1,402,906 as of December 31, 2015. During 2015, administrative expenses were reduced by $31,888 and employer matching contributions were reduced by $1,696,865 from forfeited non-vested accounts.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the plan administrator to make estimates and assumptions

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). The Plan measures fair value as required by Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value under U.S. GAAP. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. See Note 3 for the fair value measurement disclosures associated with the Plan's investments.
Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments, reflecting the realized gains and losses and the unrealized appreciation (depreciation) of those investments during the year presented.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will continue to occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Plan Expenses
Through September 30, 2015, trustee and recordkeeper fees were paid by the Plan. Effective October 1, 2015, trustee and recordkeeper fees are paid by the Participants through a fixed per-participant based fee structure excluding those participants that have balances under $2,000. For participants with balances under $2,000, the fees are paid by Chesapeake. Certain Plan expenses, such as annual audit fees, are paid by Chesapeake and are not included in these financial statements.
Recently Issued Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). The ASU removes the requirement to categorize these investments within the fair value hierarchy and also removes the requirement to make certain disclosures. The ASU is effective for fiscal years beginning after December 15, 2015. The Plan adopted this standard on December 31, 2015, and it did not have a material impact on the Plan's financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962). The ASU removes the requirement to measure fully benefit-responsive investment contracts at fair value for purposes of presentation and disclosure, which includes providing a reconciliation of contract value to fair value, when those measures differ, on the face of the Plan's financial statements. Under the amendments, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. The ASU is effective for fiscal years beginning after December 15, 2015. The Plan adopted this standard on December 31, 2015, and it did not have a material impact on the Plan financial statements.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

3.    Fair Value Measurements
The authoritative guidance for fair value measurements, ASC 820, establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan's estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1:
Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Valuation of these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2:
Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or a liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The following is a description of the Plan's valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.
Mutual Funds: Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Investments in mutual funds generally may be redeemed daily.
Self-Directed Brokerage Accounts: Assets held in self-directed brokerage accounts consist of stocks and bonds. The fair values of amounts held in self-directed brokerage accounts are derived from quoted market prices. These securities are classified as Level 1.
Common/Collective Trust Funds: Valued at the Net Asset Value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The valuation methods described above may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following table provides by level, within the fair value hierarchy, classification information for Plan assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2015
Common Stock
Employer security	$49,988,575	$—	$—	$49,988,575
Mutual Funds
Government money market	643,851	—	—	643,851
International equity	8,292,296	—	—	8,292,296
Large U.S. equity	36,553,327	—	—	36,553,327
Small/mid U.S. equity	30,072,883	—	—	30,072,883
Self-Directed Brokerage Account	5,298,374	—	—	5,298,374
Total assets in fair value hierarchy	$130,849,306	$—	$—	$130,849,306
Investments measured at net asset value (a)				313,697,779
Total investments				$444,547,085

December 31, 2014
Common Stock
Employer security	$217,131,698	$—	$—	$217,131,698
Mutual Funds
Fixed income	20,897,065	—	—	20,897,065
International equity	28,533,767	—	—	28,533,767
Large U.S. equity	75,950,779	—	—	75,950,779
Small/mid U.S. equity	67,102,482	—	—	67,102,482
Self-Directed Brokerage Account	8,805,317	—	—	8,805,317
Total assets in fair value hierarchy	$418,421,108	$—	$—	$418,421,108
Investments measured at net asset value (a)				167,668,398
Total investments				$586,089,506
___________________________________________

(a)
In accordance with subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2015 and 2014, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2015
Commingled funds:
Balanced/asset allocation	$192,176,674	None	Daily	None
Fixed income	16,457,727	None	Daily	None
US Equity	77,937,118	None	Daily	None
International Equity	24,482,837	None	Daily	None
Government Securities	1,738,054	None	Daily	None
Total commingled funds	312,792,410
Stable value collective trust fund	905,369	None	Daily	12 months
Investments measured at net asset value	$313,697,779

December 31, 2014
Commingled funds:
Balanced/asset allocation	$167,668,398	None	Daily	None
Total commingled funds	167,668,398
Stable value collective trust fund	—	N/A	N/A	N/A
Investments measured at net asset value	$167,668,398
4.    Fully Benefit-Responsive Investment Contracts
The Chesapeake Stable Value Fund is the Plan's guaranteed investment fund option. The fund may invest in short-term money market instruments, a collective investment fund and a fully benefit-responsive Guaranteed Investment Contract (GIC) with Principal. As of December 31, 2015, Galliard Capital Management, Inc. (Galliard) managed the short-term money market instruments and the collective investment fund and Principal Trust Company, an affiliate of Principal, managed and maintained the GIC.
Effective January 1, 2007, the Plan entered into a benefit-responsive investment contract, referred to as the Principal Fixed Income Option 401(a)(k), with Principal. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value in the Statements of Net Assets Available for Benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value. The Company would be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal. In June 2015, the Company notified Principal that they plan to discontinue the investment contract 12 months from the date of notification. The Company is not aware of any circumstances that would allow Principal to settle at a value other than the contract value. See Note 11 for more information regarding the terminated investment contract with Principal.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates are reset every January 1 and July 1 by Principal using the calculation methodology

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

set forth in the investment contract. The interest rates were 2% and 1.8% for the periods January 1, 2015 through June 30, 2015 and July 1, 2015 through December 31, 2015, respectively. There was no minimum crediting rate for 2015. As of December 31, 2015 and 2014, the contract value for the investment contract was $31,177,384 and $31,101,136, respectively.
The methodology for calculating the interest crediting rate is defined in the investment contract under the term "Composite Crediting Rate." The composite crediting rate is determined by calculating the rate that, when used to accrue interest from the first day of such deposit period to the end of such deposit period, including expected net cash flows, will result in a value equal to the sum of (a), (b) and (c) below, rounded to the nearest five basis points:

(a)
The aggregate of the values of each guaranteed interest fund for which the deposit period has closed. This value is determined by accumulating the value immediately prior to the first day of the deposit period for which the composite crediting rate is determined, with interest at the effective annual guaranteed interest rate for each such guaranteed interest fund for the deposit period.

(b)
The expected value of any guaranteed interest fund for which the deposit period has not closed. This value is determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

(c)
The expected value of any guaranteed interest fund for the deposit period the composite crediting rate is being determined. This value is determined based on expected net cash flow accumulated with interest at the effective annual guaranteed interest rate for the guaranteed interest fund for the deposit period.

5.    Nonparticipant-Directed Investments
Effective January 1, 2015, the Company has no nonparticipant-directed investments. See Note 1 for more detail regarding amendments to the Plan. As of December 31, 2014, the Company’s discretionary matching contributions were automatically invested in Chesapeake common stock. Employees also had the option of investing their contributions, or a portion thereof, in Chesapeake common stock. Since the activity of the nonparticipant-directed and participant-directed investments in Chesapeake common stock was combined, the entire investment was considered nonparticipant-directed for purposes of this disclosure. Information regarding the net assets available for benefits and the changes in net assets available for benefits for Chesapeake common stock as of December 31, 2014 is shown below:

2014
Net assets, beginning balance:
Chesapeake Energy Corporation common stock	$387,768,319
Changes in net assets:
Contributions	55,030,205
Dividend income	4,440,315
Net depreciation	(76,627,868)
Benefits paid to participants	(43,548,015)
Transfers to other investment options, net	(109,931,258)
Net decrease during the year	(170,636,621)
Net assets, ending balance:
Chesapeake Energy Corporation common stock	$217,131,698

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

6.    Party-in-Interest Transactions
The Plan invests in Chesapeake common stock. These transactions represent investments in the Company and, therefore, constitute party-in-interest transactions. During 2015, there were 593 purchases of Chesapeake common stock for a total purchase price of $27,877,176 and 1,343 sales of Chesapeake common stock for a total selling price of $109,384,442. The market price for Chesapeake common stock as of December 31, 2015 and 2014 was $4.50 and $19.57, respectively. The closing market price as of June 27, 2016 was $4.06. Additionally, certain Plan investments are in mutual funds managed by Fidelity. Because the Plan pays certain fees to Fidelity and Fidelity is the trustee of the Plan, these transactions qualify as party-in-interest transactions. The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
7.    Tax Status
The Plan is qualified under Section 401 of the Code and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 12, 2014, was received from the Internal Revenue Service (IRS) noting a favorable determination on the Plan. This determination letter is applicable through the amended and restated Plan document executed November 7, 2013. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions by the Plan and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.
8.    Plan Termination
Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100% vested in their accounts and participant account balances will be distributed to participants in accordance with the terms of the Plan. See Note 11 for information regarding partial plan termination.

9.	Concentration of Investments
As of December 31, 2015, the Plan held $49,988,575 of Chesapeake common stock, which was approximately 11% of total investments. Therefore, net assets available for benefits are particularly sensitive to changes in the value of Chesapeake common stock.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Notes to Financial Statements – (continued)

10.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2015 and 2014, as reflected in the accompanying financial statements, to the Plan's Form 5500, which is filed with the Department of Labor (the "Form 5500.")

	2015	2014
Net assets available for benefits per the financial statements	$482,756,016	$625,688,496
Add: Current year accrued administrative expenses	45,306	27,500
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,863,996)	(2,329,384)
Net assets available for benefits per the Form 5500	$479,937,326	$623,386,612
The following is a reconciliation of administrative expenses for the year ended December 31, 2015, as reflected in the accompanying financial statements, to the Form 5500:

2015
Administrative expenses per the financial statements	$310,767
Add: Prior year accrued administrative expenses	27,500
Less: Current year accrued administrative expenses	(45,306)
Administrative expenses per the Form 5500	$292,961
Administrative expenses are recorded on the Form 5500 when paid.
11.     Subsequent Events
In early 2016, the Company made workforce reductions that the IRS would most likely consider to be part of a series of related severances from employment which began during the 2015 plan year. Based on an aggregation of the 2015 and 2016 plan years as the applicable period, the Company has determined a partial termination of the Plan has occurred. A partial plan termination generally occurs when a group of participants is involuntarily eliminated from the Plan and the reduction is significant. The IRS provides that a turnover rate of a least 20% creates a presumption that a partial termination has occurred. Using the combined 2015 and 2016 plan years (as of May 2016) as the applicable period, the turnover rate is 20.73%. As part of a partial plan termination, the Company will be required to vest at 100% all terminated participants, voluntary and involuntary, for the period beginning January 1, 2015 to the date of the last related termination.
On June 23, 2016, Principal transferred all assets that were held in the Principal Fixed Income Option 401(a)(k) to Galliard. The funds will be reinvested in the Chesapeake Stable Value Fund that is managed by Galliard.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Chesapeake Energy Corporation	Common Stock, $0.01 par value		$49,988,575
	Vanguard Institutional Index Fund	Mutual Fund		36,553,327
	Vanguard Extended Market Index Fund	Mutual Fund		30,072,883
	Vanguard FTSE All-World Index Investor Shares	Mutual Fund		8,292,296
*	Fidelity Government Cash Reserve	Mutual Fund		643,851
	Vanguard Target Income Fund	Mutual Fund		4,526,275
	Vanguard Target Retirement 2010 Trust II Fd	Mutual Fund		249,047
	Vanguard Target Retirement 2015 Trust II Fd	Mutual Fund		5,647,289
	Vanguard Target Retirement 2020 Trust II Fd	Mutual Fund		28,880,360
	Vanguard Target Retirement 2025 Trust II Fd	Mutual Fund		16,142,576
	Vanguard Target Retirement 2030 Trust II Fd	Mutual Fund		25,411,752
	Vanguard Target Retirement 2035 Trust II Fd	Mutual Fund		12,209,757
	Vanguard Target Retirement 2040 Trust II Fd	Mutual Fund		31,275,544
	Vanguard Target Retirement 2045 Trust II Fd	Mutual Fund		23,737,695
	Vanguard Target Retirement 2050 Trust II Fd	Mutual Fund		33,745,800
	Vanguard Target Retirement 2055 Trust II Fd	Mutual Fund		8,866,876
	Vanguard Target Retirement 2060 Trust II Fd	Mutual Fund		1,483,703
	Artisan Institutional Growth Fund	Common/Collective Trust Fund		24,482,837
	Prudential Core Plus Bond Class 5	Common/Collective Trust Fund		16,457,728
	Boston Company Opportunistic Small MidCap	Common/Collective Trust Fund		30,280,181
	JPMorgan Analyst LargeCap Plus Core	Common/Collective Trust Fund		47,656,936
	Wells Fargo Synthetic Stable Value Fund	Common/Collective Trust Fund		905,369
	Government Securities	Common/Collective Trust Fund		1,738,054
	Principal Fixed Income 401(a)(k)	Investment Contract		28,313,388
*	Fidelity Self-Directed Brokerage Acct	Common Stock, Mutual Funds and Money Market		5,298,374
	Total Investments			472,860,473
*	Participant Loans	Interest rates ranging from 3.25% to 7.25% due through December 2025		7,076,853
	Total			$479,937,326
___________________________________________
* Identifies parties-in-interest.
** Cost not required for participant-directed investments.

Chesapeake Energy Corporation
Savings and Incentive Stock Bonus Plan
Schedule H, Line 4j-Schedule of Reportable Transactions
Year Ended December 31, 2015

Description of Asset	Number of Purchases	Number of Sales	Total Purchase Price	Total Selling Price	Net Gain (Loss)

Chesapeake Energy Corporation Common Stock	593	—	$27,877,176	$—	$—
Chesapeake Energy Corporation Common Stock	—	1,343	$—	$109,384,442	$166,486,787

Note: All other columns are excluded as they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Compensation and Benefits Committee of Chesapeake Energy Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN

By: /s/ JAY HAWKINS

Jay Hawkins, Vice President Human Resources
and Plan Administrator

Date: June 28, 2016

EXHIBIT INDEX

Exhibit	Description
23	Consent of PricewaterhouseCoopers LLP